UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

July 16, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Brion R. Thompson

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 98/99 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS Emerging Markets Debt Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.           Comment.  Please file the Expense Limitation Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response.  A form of the Expense Limitation Agreement was filed as an exhibit to the Amendment.  The executed version of the Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

2.           Comment.  As the Fund includes investments in derivative instruments in its 80% policy, please add disclosure relating to how such derivative instruments are quantified for purposes of calculating whether the Fund is in compliance with its 80% policy.

Response.  The value of such derivative instruments are calculated for purposes of the Fund’s compliance with its 80% policy in the same manner that the value of such derivative instruments are calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

3.           Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax-deferred distributions may be subject to tax at a later time.

Response.  The requested addition has not been made, as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

4.           Comment.  Please confirm that the Fund’s investment objective is fundamental.

Response.  The Fund has adopted a fundamental investment objective.

5.           Comment.  Please clarify whether the account composite in the “Supplemental investment advisor performance information” section includes any registered investment companies.

Response. Disclosure has been added to the “Supplemental investment advisor performance information” section to clarify that the account composite includes registered investment companies managed by the Advisor.

6.           Comment.  In the “Supplemental investment advisor performance information” section, please consider moving the table containing composite performance information for 1, 5 and 10 year and since inception periods ahead of the line graph containing composite performance information for the period 1995-2011.

Response.  The requested change has been made.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Joseph J. Allessie Joseph J. Allessie Vice President and Assistant Secretary The UBS Funds

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